EXHIBIT INDEX


EXHIBIT                                 SUBMISSION MEDIA
- -------                                 -------------------

     1.   Press release issued          Incorporated by
          by the registrant on          reference to Exhibit 1
          March 30, 1994.               of the Company's Current
                                        Report on Form 8-K dated
                                        April 1, 1994.

                                                  EXHIBIT 1.

Montgomery Ward Concludes
Lechmere Acquisition


                                   For Immediate Release


CHICAGO, IL., Mar.30, 1994 -- Montgomery Ward announced today that it has completed its purchase of Lechmere Corporation. Through this acquisition Montgomery Ward becomes the largest privately held retailer in the United States.

Lechmere, with 1993 record sales exceeding $800 million, operates 24 high volume stores in Massachusetts, New Hampshire, Rhode Island, Connecticut and New York. Average sales per store totaled more than $35 million in 1993. Lechmere's primary product categories -- electronics, appliances, home office equipment and housewares -- hold market share leadership positions in the company's trade areas.

Montgomery Ward acquired Lechmere for $100 million plus assumption of $106 million in debt. Additionally, an amount up to $20 million in cash and 400,000 shares of Montgomery Ward common stock may be paid, based on Lechmere's performance in its current fiscal year, which began March 1, 1994.

Coincident with completion of the purchase, Richard Bergel, Montgomery Ward vice chairman has been named chairman and chief executive officer of Lechmere, replacing J. Kent Flummerfelt, who is leaving the company.

Martin Hanaka, Lechmere executive vice president, has been named president and chief operating officer.

"Lechmere, which enjoys high market share and excellent customer loyalty in the New England market, will continue to operate as a separate business and retain its own identity," said Bernard F. Brennan, chairman and chief executive officer of Montgomery Ward. "I'm pleased to have Dick and Marty leading this business for us because they are uniquely qualified to maximize the opportunities for synergy between the two companies, while maintaining the strong franchise Lechmere has built."

A native of Providence, Rhode Island and a 1957 graduate of Brandeis University, Richard Bergel joined Montgomery Ward in 1959. After holding a variety of positions in the company's catalog division, he was named senior vice president, distribution in 1983. He held a number of senior positions including president, store operations before being named vice chairman in 1993. Since 1991 he also has served as president and chief executive officer of Montgomery Ward Direct, the company's specialty catalog partnership with Fingerhut Corporation.
Martin Hanaka joined Lechmere in 1992 as executive vice president of marketing following a 20-year management career with Sears Roebuck and Company. He held a variety of positions at Sears that included territorial merchandise manager, national merchandise manager and vice president of that company's home appliances, home electronics and office center business unit. He is a 1971 graduate of Cornell University.

Montgomery Ward, the largest privately held retailer in the United States, with 1993 revenues of $6 billion and anticipated 1994 revenues of $7 billion, operates a chain of more than 360 value driven specialty stores. It also is the parent of The Signature Group, one of the country's largest and most successful direct marketing companies, and Lechmere, a New England retailer of high quality products for the home.